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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                        ________________

                         Amendment No. 3

                               To

                         SCHEDULE 14D-9

         Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                        ________________

        CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                    (Name of Subject Company)

        CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
              (Names of Person(s) Filing Statement)

             Common Stock, Par Value $0.01 Per Share
                 (Title of Class of Securities)

                           167155 10 0
              (CUSIP Number of Class of Securities)

                        ________________

                         ROBERT SCHMIEGE
  Chairman of the Board, President and Chief Executive Officer
        Chicago and North Western Transportation Company
                     165 North Canal Street
                  Chicago, Illinois  60606-1551
                         (312) 559-7000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
          on Behalf of the Person(s) filing Statement)

                        ________________

                         With a copy to:

                      PAUL J. MILLER, ESQ.
                  Sonnenschein Nath & Rosenthal
                        8000 Sears Tower
                    Chicago, Illinois  60606
                         (312) 876-8074

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     This Amendment supplements and amends as Amendment No. 3 the
Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 23, 1995 and amended by Amendment No. 1 thereto filed on March 30, 1995 and Amendment No. 2 filed on April 3, 1995 (the "Schedule 14D-9), by Chicago and North Western Transportation Company, a Delaware corporation (the "Company"), relating to the tender offer by UP Rail, Inc. (the "Purchaser"), a Utah corporation and an indirect wholly-owned subsidiary of Union Pacific Corporation, a Utah corporation ("Union Pacific"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 23, 1995, to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at $35 per Share, net to the sellers thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 3. Identity and Background

     Item 3(b) of the Schedule 14D-9 is hereby supplemented by adding the following information:

     As previously disclosed in the Offer to Purchase under the caption "SPECIAL FACTORS - Interests of Certain Persons in the Transaction," the Company and Union Pacific Railroad Company ("UPRC") have offered three-year employment agreements to certain executives which, if accepted by the executives, will replace the Change of Control Employment Agreements which the executives now have with the Company. In addition, in order to implement the terms of the severance arrangements described in the Offer to Purchase, the Company, UPRC and Chicago and North Western Railway Company have offered severance agreements to certain executives who have Change of Control Employment Agreements with the Company. A form of the employment agreements and severance agreements being offered are attached hereto as Exhibits 36 and 37, respectively, and are incorporated herein by reference.

Item 8. Additional Information

     Item 8 of the Schedule 14D-9 is hereby supplemented by adding the following information:

     On April 4, 1995, Union Pacific, UPRC, Missouri Pacific
Railroad Company ("MPRR") and the Company submitted to the ICC a petition for a determination that the terms of the Merger are just and reasonable.

     A copy of such petition is attached hereto as Exhibit 38 and incorporated herein by reference.

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Item 9. Material to be Filed as Exhibits


     Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following information:

     Exhibit 36 - Form of employment agreement to be entered into by the Company, UPRC and certain executives of the Company.

     Exhibit 37 - Form of severance agreement to be entered into by the Company, UPRC, Chicago and North Western Railway Company and certain executives of the Company.

     Exhibit 38 - Petition for a determination that the terms of the Merger are just and reasonable, filed with the ICC on April 4, 1995, by Union Pacific, UPRC, MPRR and the Company.

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                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CHICAGO AND NORTH WESTERN
                                  TRANSPORTATION COMPANY


                                  By: /s/RONALD J. CUCHNA




Date: April 6, 1995

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                         EXHIBIT INDEX




     Exhibit No.                        Description
     -----------                        -----------

     Exhibit 99.36            Form of employment agreement to be
                              entered into by the Company, UPRC
                              and certain executives of the
                              Company.

     Exhibit 99.37            Form of severance agreement to be

                              entered into by the Company, UPRC,
                              Chicago and North Western Railway
                              Company and certain executives of
                              the Company.

     Exhibit 99.38 Petition for a determination that the terms of the Merger are just and reasonable, filed with the ICC on April 4, 1995, by Union Pacific, UPRC, MPRR and the Company.




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